Exhibit 1.01

Conflict Minerals Report

I. Introduction

This Conflict Minerals Report for Internet Initiative Japan Inc. (“IIJ,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2014.

IIJ sells telecommunication equipment, including routers and LAN cables. The products are not manufactured by IIJ, but are contracted to be manufactured by IIJ. IIJ has determined that tantalum, tin, gold and tungsten, all of which are conflict minerals, are necessary to the functionality or production of products contracted by IIJ to be manufactured.

For the reporting period from January 1 to December 31, 2014, IIJ has conducted due diligence on the source and chain of custody of such necessary conflict minerals. However, the result of such due diligence was that we were not able to obtain adequate information from our supply chain to make any determination as to the source of such conflict minerals and, therefore, we have determined that the products for which conflict minerals are necessary to the functionality or production are DRC conflict undeterminable.

II. Due Diligence

A. Design of Due Diligence

Our conflict minerals due diligence measures have been designed to conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), an internationally recognized due diligence framework. The OECD Guidance calls for diligence measures to (i) establish strong company management systems, (ii) identify and assess risks in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain, and (v) report on supply chain due diligence.

B. Due diligence measures performed

We have implemented several measures in accordance with the OECD Guidance.

(i) Establish strong company management systems:

a. We held explanatory meetings to provide information in detail on how to respond to the survey using the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template. We also provided instructions on how to use the JAMA Reporting Add-up tool made available by the Japan Automobile Manufacturers Association, Inc. which adds up responses from direct suppliers so as to assist them in creating their own responses to the survey.

b. We worked closely with direct suppliers to address their questions or complaints while responding to the survey.

c. We continue to provide our company policy on conflict minerals on our company website both in Japanese (http://www.iij.ad.jp/ir/faq/about/index.html) and in English (http://www.iij.ad.jp/en/ir/faq/about/index.html).

d. We continue to structure our internal management system by assigning and empowering the Compliance Department to exercise and support supply chain due diligence.

e. We continue to make efforts to establish a company-level grievance mechanism as an early-warning risk-awareness system by providing an email address where suppliers may send messages concerning issues on conflict minerals.

(ii) Identify and assess risks in the supply chain:

a. We identified the products we contracted to be manufactured by suppliers and determined that there were five direct suppliers contracted by IIJ to manufacture such products.

b. We conducted a survey of direct suppliers using the Electronics Industry Citizenship Coalition / Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template to identify the smelters and refiners supplying refined conflict minerals for use in products contracted to be manufactured by IIJ and collected the results from all of them.

c. We reviewed all responses from our direct suppliers and identified inconsistent, incomplete, or inaccurate responses.

d. We compared the smelters that were identified by suppliers against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP).

e. We conducted an assessment of the risk of conflict minerals being used by contracting production to our suppliers. The assessment consisted of analyzing the survey results from our suppliers and checking their governance structures.

f. We decided to annually conduct a supply chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template, and have also decided to report the results to our Board of Directors before submitting Form SD and the Conflict Minerals Disclosure Report to the SEC.

(iii) Design and implement a strategy to respond to identified risks:

a. We reported to the members of the Board of Directors i) the procedures and results of our RCOI, ii) the measures and results of our due diligence, and iii) the steps we have taken to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve our due diligence.

b. We strengthened company engagement with direct suppliers by meeting with each of them to discuss measures on how to increase the response rate from their suppliers.

(iv) Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

a. IIJ is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners that provide minerals and ores. We do not source any minerals, including conflict minerals, directly from mines, smelters or refiners. Therefore, we did not perform or direct audits of smelters and refiners within the supply chain. As a result, our due diligence efforts relied on cross-industry initiatives such as CFSP.

(v) Report on supply chain due diligence:

a. Our Disclosure Committee has verified and approved the submission of Form SD and the Conflict Minerals Disclosure Report for the reporting period from January 1 to December 31, 2014 to the United States Securities and Exchange Commission (SEC).

b. We will continue to publicly report our policies and improvements on our due diligence by submitting Form SD and the Conflict Minerals Disclosure Report to the SEC.

C. Future due diligence measures to be performed

The due diligence process discussed above is an ongoing process. We will continue to communicate with suppliers to improve the completeness and accuracy of information provided to us. Through such measures, we plan to determine whether products contracted to be manufactured by IIJ include conflict minerals originating in DRC or an adjoining country, and ultimately to mitigate the risk that such conflict minerals finance or benefit armed groups.

D. Independent Audit

IIJ is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2014 since IIJ’s relevant products are identified to be DRC conflict undeterminable for the purpose of reporting under Rule 13p-1.

III. Product Description

On the basis of the due diligence measures described in this Report, IIJ has concluded in good faith that during this reporting period, the necessary conflict minerals contained in our products that originated or may have originated from the Covered Countries are DRC conflict undeterminable. The following is a description of such products:

i. Routers

ii. LAN Cables

We were not able to obtain sufficient information to identify the facilities used to process the necessary conflict minerals in these products or the country of origin of such necessary conflict minerals. Our efforts to determine the mine or location of origin of the conflict minerals in our products are part of the RCOI and due diligence conducted by IIJ described in Section II of this Report.